March 26, 2008

Stephen C. Miller, Esq.
Boulder Growth & Income Fund, Inc.
2344 Spruce Street, Suite A
Boulder, Colorado 80302

	Re:	Boulder Growth & Income Fund, Inc.
		File Nos. 333-149535 and 811-02328

Dear Mr. Miller:

	We have conducted a limited review of the registration statement on Form N-2 for Boulder Growth & Income Fund, Inc. ("Fund") filed with the Commission on March 4, 2008. We have the following comments.

General

	Please add disclosure regarding all rights offerings of the Fund, including, but not limited to, date of each offering, dollar amount of proceeds, use to which the proceeds were put, and the amount of time taken to invest the proceeds.

	Please indicate whether the Fund`s 2007 rights offering reduced
Fund expenses on a per share basis. Also, please disclose whether the Fund has fully invested the proceeds of the Fund`s 2007 rights offering.

	The cover sheet for this filing indicates it is for a Rule
415
offering.  Is this correct?  If so, why is the Fund making a Rule
415
offering?

	Please disclose on the front page of the prospectus that the Fund invests in foreign issuers.

Prospectus

Summary

	Please summarize in this section the Fund`s investment strategy described in the section of the prospectus titled "Investment Philosophy," and provide complete and prominent disclosure of the strategy in the section describing the Fund`s principal investment strategies. Also, please disclose the risks of using this strategy.



	Since the Fund may invest in mid- and small-cap stocks, please summarize the attendant risks in this section of the prospectus, and provide complete disclosure of these risks in the section treating risk disclosure.

	Please disclose that the Fund may not achieve its investment objective when it takes temporary defensive positions.

	Please summarize all material risks of leverage here, including all risks associated with preferred share auction failure. Please provide complete disclosure of all such risks in the section of the prospectus devoted to principal risk disclosure. Disclose prominently that the costs of leverage are borne by the Fund`s common shareholders. Please explain the dividend preference afforded the holders of preferred shares, and the effect of the preference on holders of common shares.

	Please indicate in the discussion of the Fund`s distribution policy the amount of the distributions consisting of return of capital.

Fees and Expenses

	The Fund uses leverage, yet it appears that the costs borne by the Fund`s common shareholders are not set forth in the fee table. Please include such costs in the fee table. Also, please provide footnote disclosure of the increased expenses resulting from the failed auction of the Fund`s preferred shares.

	Please add to the "Acquired Funds" line item the words "Fees and
Expenses."

	Please delete the first two words from the line item "Current Expected Annual Fund Expenses before the Rights Offering."

	Please move the line items "Preferred Stock broker commission and auction agent fees" and "Administration, co administration and custodian fees" from the Management Fees section of the fee table and place them under Other Expenses.

Investment Policies

	Please clarify that the limitation on the Fund`s borrowing policy is applicable at all times, not just at time of investment.

	Please explain why the Fund`s investment of more than 30% of assets in Berkshire Hathaway does not violate its concentration policy.

Determination of Net Asset Value

	The discussion of fair value pricing does not disclose who performs the function, or the effects of using fair value pricing. Please include this information.

Closing
      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
   	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.



	If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6965.

							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel
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